SUB-ITEM 77C: SUBMISSION OF
MATTERS TO A VOTE OF SECURITY
HOLDERS
FEDERATED INTERMEDIATE
GOVERNMENT FUND, INC.
An Annual Meeting of Fund shareholders
was held on June 2, 2014. On April 3, 2014, the record date for shareholders voting at the meeting, there were 1,410,523 total outstanding shares. The following item was considered by shareholders and the results of their voting are listed below. Unless otherwise noted, each matter was approved.
The proposal is to reorganize Federated
Intermediate Government Fund, Inc. into
Federated Total Return Government Bond
Fund.

FOR: 		1,343,393

AGAINST: 	2,362

ABSTAIN:	64,767


The Definitive Proxy Statement for this
Annual Meeting was filed with the Securities and Exchange Commission on April 16,
2014, and is incorporated by reference. (File
No. 333-194315)



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